UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____October 3, 2006_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events**

On October 3, 2006, WPS Resources Corporation's Chief Financial Officer will make a presentation at a meeting of the American Gas Association Finance Committee Meeting. A portion of this presentation discusses information regarding the proposed merger of WPS Resources and Peoples Energy Corporation. A copy of the presentation is attached as Exhibit 99.1

Non-GAAP Financial Information

WPS Resources Corporation prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In addition, Exhibit 99.1 discloses and discusses diluted earnings per share (EPS) from continuing operations – adjusted, which is a non-GAAP financial measure. Management uses this measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that this measure is useful for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The EBITDA measure used in the merger related discussion is also a non-GAAP financial measure. In connection with the merger related discussion, management believes that this measure helps illustrate underlying operating trends in the companies' businesses and provides an additional tool for investors to use in evaluating the proposed merger. The presentation of this non-GAAP financial information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation in its definitive form when available. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4000.

Participants in the Proposed Transaction.

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits. The following exhibit is being filed herewith:

99.1 Presentation of WPS Resources Corporation to American Gas Association Finance Committee Meeting on October 3, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Secretary and Manager - Legal Services

Date: October 3, 2006

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated October 3, 2006

Exhibit
Number

99.1   Presentation of WPS Resources Corporation to American Gas Association Finance
           Committee Meeting on October 3, 2006.



WPS Resources Corporation

**American Gas Association
Finance Committee Meeting
October 2-4, 2006**



Forward-looking statements

This presentation contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Timely completion of the proposed merger of Peoples Energy Corporation into WPS Resources (including receipt of the required regulatory approvals) and the successful integration of operations;

- Successful integration of both the Michigan and Minnesota natural gas distribution operations purchased from Aquila, which are now operated by Michigan Gas Utilities Corporation and Minnesota Energy Resources Corporation, respectively;

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting WPS Resources' regulated businesses;

- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental, tax and other laws and regulations to which WPS Resources and its subsidiaries are subject, as well as changes in application of existing laws and regulations;

- Current and future litigation, regulatory investigations, proceedings or inquiries, including but not limited to, manufactured gas plant site cleanup, pending United States Environmental Protection Agency investigations of Wisconsin Public Service Corporation's generation facilities and the appeal of the decision in the contested case proceeding regarding the Weston 4 air permit;

- Resolution of audits by the Internal Revenue Service and various state revenue agencies;

WPS

Forward-looking statements (continued)

- The effects, extent, and timing of additional competition or regulation in the markets in which our subsidiaries operate;

- The impact of fluctuations in commodity prices, interest rates, and customer demand;

- Available sources and costs of fuels and purchased power;

- Ability to control costs;

- Investment performance of employee benefit plan assets;

- Advances in technology;

- Effects of and changes in political, legal, and economic conditions and developments in the United States and Canada;

- The performance of projects undertaken by nonregulated businesses and the success of efforts to invest in and develop new opportunities;

- Potential business strategies, including mergers and acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as the proposed merger with Peoples Energy, construction of the Weston 4 power plant, and additional investment in American Transmission Company related to construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);

- The direct or indirect effect resulting from terrorist incidents, natural disasters, or responses to such events;

- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices (in particular electricity and natural gas), interest rates, and counterparty credit;

- Weather and other natural phenomena; and

- The effect of accounting pronouncements issued periodically by standard-setting bodies.

Attractive investment opportunity

✓ Expanding energy company serving the Midwest for over 120 years

✓ Dependable and growing base of regulated operations

- Low risk utility operations producing significant portion of earnings

- Constructive regulatory environment

- Significant capital investment opportunities

✓ Complimentary nonregulated energy-related businesses

✓ Commitment to maintaining a strong financial profile

✓ Track record of increasing dividend payments

✓ Talented and experienced management team

WPS Resources overview





WPS

- Public Service
- UPPCO
- Michigan Gas Utilities
- Minnesota Energy Resources
- WPS Energy Services, Inc.
- WPS Investments LLC
  - ATC American Transmission Company – The Energy Access Company

Regulated Operations

WPSC and UPPCO | MERC | MGU

Nonregulated Operations



WPS Energy Services, Inc.
WPS

4

Positioned to deliver growth

Long – term growth drivers

- Expanding utility investments in a constructive regulatory environment

- Generating superior customer service

- Growing nonregulated segment while effectively mitigating risk

- Executing asset management strategy

Key accomplishments

2006

- Announced merger with Peoples Energy

- WPSC electric and natural gas rate case

- UPPCO electric rate increase

- Successful integration of Aquila assets

- Asset management sales
  - Interest in Kimball natural gas storage field
  - 1/3 Interest in Guardian Pipeline, L.L.C.
  - Sunbury

2005

- Reduced risk profile
  - Sale of Sunbury emissions credits
  - Protection of synfuel tax credit value
  - Sale of Kewaunee nuclear plant

- Announced acquisition of Aquila assets

- Wisconsin electric and natural gas rate increase

WPS

Overview of utility operations

Service territory

🟥 WPSC and UPPCO   🟦 MERC   ⬛ MGU



Capital expenditures

- Approximately $1,013 million between 2006 and 2008

- $181 million average annual maintenance capex versus about $129 million average annual depreciation

	WPSC	UPPCO	MERC	MGU	Combined
Electric customers	424,615	52,167	—	—	**476,782**
Natural gas customers	307,540	—	200,000	161,000	**668,540**
Generation capacity (MW)	1,861	78	—	—	**1,939**
Electric volumes (million MW hours)	14.5	1.2	—	—	**15.7**
Annual throughput (Bcf)	82.7	—	76.1	35.9	**194.7**
Natural gas storage (Bcf)	—	—	—	3.6	**3.6**
Allowed ROE	11.0%	10.75%	11.7%	11.4%	
Allowed equity	59.7%	54.9%	50.0%	45.0%	

WPS

WPSC regulated operations – rate comparison



Average total retail electric prices (% of WPSC)[1]

WPSC 100% | WPL 102% | NSP-W 81% | MGE 112% | WEP 98% | WI 98% | NCNTL 89% | USA 104%



Large C&I natural gas rates - distribution cost (% of WPSC)[2]

- Large transport
- Super large transport

WPSC 100% 100% | WGC 142% 116% | WE-GO 116% 108% | NSP-W 168% 254% | MGE 116% 122% | WPL 149% 175%

Note: WPL – Wisconsin Power & Light; NSP – Northern States Power - Wisconsin; MGE – Madison Gas & Electric; WEP – Wisconsin Electric Power; WI – Wisconsin Average; NCNTL – North Central Region Average (includes: IL, IN, MI, OH, WI); WGC – Wisconsin Gas Co.; and WE-GO – Wisconsin Electric Gas Operation

(1) Source: Edison Electric Institute, January 1, 2006

(2) Source: Public Service Commission of Wisconsin approved tariffs, effective January 1, 2006



Weston 4 project

Weston 4



($ millions)	Total	Plant	Trains
WPSC	**$549**	$530	$19
Dairyland Power Coop.	**230**	222	8
Total	**$779**	**$752**	**$27**

Project overview

- 500 MW low sulfur coal-fired base-load generation facility

- Construction began in October 2004

- Planned commercial operation date is June 2008

- Dairyland Power Cooperative owns 30% interest in Weston 4

- Current return on 100% of CWIP

WPS

American Transmission Company



Service territory

345kV-499kV
230kV-344kV
Below 230kV
WISCONSIN
MICHIGA



ATC Key operating statistics

- Over $1 billion in transmission assets
  - Announced in 2005 plans to spend $3.4 billion over 10 years
- Authorized ROE: 12.2% on 50% equity
  - True up mechanism with return on CWIP

Wausau — Duluth line

- 220-mile 345-kV line from Wausau, WI to Duluth, MN
  - Construction to be completed in 2008
- Line construction increases WPS ownership
  - Anticipated WPS capital calls between 2006 and 2008 of $61 million to complete line



- Completion of the Wausau — Duluth line will increase WPS interest in ATC to 33%
- Total projected capital calls from ATC of about $164 million over the next four years

WPS Energy Services, Inc.



- Supplies nonregulated natural gas, electric, and alternative fuel to retail and wholesale customers

- Provides high quality energy management and consulting services

- Developed strong operations in the Northeast U.S. and Eastern Canada

- Launched operations in Texas
  - In July, began delivering physical electricity to retail commercial and industrial customers

- Active risk-mitigation strategies
  - Modest VAR allowed under portfolio risk policy
  - Uncontracted generation managed under risk policy limits

- Ranked among the top natural gas marketers in the nation by customers
  - MastioGale survey ranked ESI second on the customer value index



WPS Energy Services, Inc.



Generation facilities



Ontario
Quebec
New Brunswick
Maine
Vermont
New Hampshire
Massachusetts
Rhode Island
Connecticut
New York
Wisconsin
Michigan
Pennsylvania
New Jersey
Ohio
Illinois
Indiana
Maryland
Delaware
West Virginia

Fuel mix



Hydro 8%
Coal 29%
Oil 14%
Gas 49%

State



Pennsylvania 7%
Maine/ Canada 22%
New York 50%
Wisconsin 21%

Total: 434 MW

Overview of operations

- Power generation portfolio totaling 434 MW of capacity
- Other production facilities include synfuel processing and steam production facilities in Arkansas, Kentucky, Oregon, and Wisconsin
  - Protection of synfuel tax credits
    - Substantially protected in 2006
    - 40% protected in 2007



Peoples merger – transaction summary

Purchase price ▶ Stock for stock transaction. Peoples Energy shareholders will receive 0.825 shares of WPS Resources common stock for every share of Peoples common stock

Ownership ▶ Upon consummation of the merger, WPS Resources' shareholders will own approximately 57.6% of the combined company and Peoples Energy shareholders will own approximately 42.4%

Leadership ▶ Larry L. Weyers, Chairman, President, and CEO of WPS Resources will serve as its President and CEO. Jim Boris, current lead director of Peoples Energy, will serve as non-executive Chairman of the Board. The combined company's board will have 16 members, 9 selected by WPS Resources and 7 selected by Peoples Energy

Required approvals ▶ Federal Energy Regulatory Commission and Illinois Commerce Commission in addition to shareholder approval

Expected closing ▶ First quarter 2007

Dividend ▶ After closing, quarterly dividend expected to be $0.66 per share



Peoples merger – creates an energy leader in the Midwest

	WPS 	PEOPLES ENERGY	Combined
Regulated natural gas customers	668,540	969,068	1,637,608
Regulated electric customers	476,782	—	476,782
Regulatory jurisdictions	WI, MI, MN	IL	WI, MI, MN, IL
Non-regulated natural gas volumes (Bcf)	590	102	692
Non-regulated electric volumes (GWh)	8,436	1,550	9,986
Total assets ($bn)	$5.4	$3.8	$9.2
Current market capitalization ($bn)[1]	2.2	1.4	3.6
Current enterprise value ($bn)[1]	3.7	2.4	6.1
Adjusted EBITDA ($mm)	384[2]	291[3]	675
Regulated adjusted EBITDA as a % of total[4]	59%	61%	60%

Note: Customer data as of 12/31/05; balance sheet data as of 3/31/06; volume and adjusted EBITDA for the twelve months ended 3/31/06; WPS Resources natural gas customers pro forma for acquisition of MERC (closed 7/1/06)

1 Share price as of 07/05/06 and shares outstanding as of 3/31/06; WPS Resources includes 2.7 million shares from exercise of equity forward
2 Reported EBITDA, adjusted for gain on decommissioning trust, gain on sale of emission allowances and impairment loss
3 Reported EBITDA, adjusted for gas charge settlement
4 Regulated split based on data for twelve months ending 3/31/06



Peoples merger – creates a larger, stronger, and more diversified regulated utility business

Pro forma regulated service territory



■ WPS Resources service territory　　■ Peoples Energy service territory

		WPS Resources	Peoples Energy
Electric customers		476,782	0
Natural gas customers		668,540	969,068
Current authorized ROEs	WPSC: 11.0% UPPCO: 10.75%	MGU: 11.4% MERC: 11.71%	Peoples Gas: 11.1% NSG: 11.3%
Regulated jurisdictions		WI, MN, MI	IL
Customer split (Res/C&I)		90% / 10%	94% / 6%

Highlights

- Stable organic earnings growth
  - ➤ Attractive service territories
  - ➤ Generation and distribution focused capital investment program

- Shared core values across organization

- Constructive regulatory approach

- Synergy potential
  - ➤ Opportunities to create value through sharing of best practices
  - ➤ Direct cost savings through elimination of redundant and overlapping functions

- Balance sheet strength

Peoples merger – combines complementary and successful nonregulated energy marketing businesses

Pro forma energy marketing operations



WPS Resources

Peoples Energy

Statistic	WPS Resources	Peoples Energy	Combined
Bcf delivered (1)	590	102	692
GWh delivered (1)	8,436	1,550	9,986
Power generation capacity (MW)(2)	434	NA	434

(1) For the twelve months ended 3/31/06

(2) As of 3/31/06

Highlights

- Complementary wholesale and retail energy marketing businesses

- Identified strategic growth opportunities
  - Retail and wholesale customer focus
  - Growth in new territories

- Disciplined approach to risk management

- Leverages expertise, reputation and assets

- Expanded geographic reach

- Stronger Illinois presence when electric market opens in 2007

Peoples merger - Peoples Energy Oil & Gas Production business

Geographic overview of Peoples Energy Oil & Gas operations



🟩 Peoples Energy Oil & Gas Production

Statistic	Peoples Energy
Production (Bcfe) (1)	24.7
Pro forma reserves (Bcfe)-proven (2)	236
Locations	TX, LA, NM, AR, OK, ND

(1) For the twelve months ended 3/31/06

(2) As of 3/31/06

Highlights

- Significant proven and probable reserves, with large inventory of drilling opportunities

- Lower risk business model
  - ➤ Onshore, domestic reserves, primarily natural gas
  - ➤ Acquire and exploit strategy – minimal exploratory drilling
  - ➤ Active management versus passive investment

- Talented organization, with full array of analytical and operating expertise

- Upside from high natural gas prices as legacy hedges roll off

WPS

Peoples merger – synergy potential

Estimated annual synergies



- 6% Procurement chain
- 24% IT
- 3% Natural gas supply
- 7% Nonregulated
- 18% Corporate and administrative programs
- 42% Staffing

Estimated annual steady-state synergies of approximately $94 million

Highlights

- Opportunity for savings from corporate overhead and redundancies
  - ➤ IT integration
  - ➤ Administrative and public company costs
  - ➤ Corporate staff
  - ➤ Facilities and other

- Aggressive timeline for implementation and execution
  - ➤ Transition teams focused
  - ➤ Deliver operational excellence

- In addition, combined company will continue to work towards longer-term implementation of best practices

- Costs to integrate are expected to be approximately $186 million
  - ➤ IT integration and upgrades
  - ➤ Severance and relocation
  - ➤ Other fees and expenses

- Analysis prepared with assistance from Booz Allen Hamilton

Commitment to strong balance sheet and credit ratings

Strong credit ratings		
	Moody's	S&P
WPS Resources Corporation		
Senior unsecured debt	A1	A
Commercial paper	P-1	A-1
Wisconsin Public Service Corporation		
Senior secured debt	Aa2	A+
Preferred stock	A2	A-
Commercial paper	P-1	A-1

WPS

Consistent earnings and dividend growth

EPS growth



Dividend growth



Commentary

- 66 consecutive years of dividends paid

- 48 consecutive years of dividend increases
  - S&P High Yield Dividend Aristocrat Index
  - Mergent Dividend Achiever

WPS Resources business mix

Income available for common shareholders for the six months ended June 30 (millions)

	2006	2005
Electric utility	$38.9	$44.4
Gas utility	(0.8)	12.1
WPS Energy Services	50.5	31.8
Other	6.4	1.5
Total	$95.0	$89.8

2006 full year guidance

2006 Forecast compared to 2005 Actual		2006 Guidance Range	
	Actual 2005	High Scenario	Low Scenario
Diluted EPS from continuing operations	$3.87	$ 3.90	$ 3.49
Diluted EPS from discontinued operations	0.24	0.22	0.15
Diluted EPS from cumulative effect of change in accounting principle	(0.04)	-	-
Total Diluted EPS	$4.07	$ 4.12	$ 3.64

WPS

Special items

	Actual 2005	2006 Guidance Range	
		High Scenario	Low Scenario
Diluted EPS from continuing operations	$ 3.87	$ 3.90	$ 3.49
Adjustments (net of taxes):			
Asset Management:			
Other asset sales	0.10	$ (0.22)	$ (0.22)
Land sales	(0.15)	(0.10)	(0.10)
Total asset management	(0.05)	$ (0.32)	$ (0.32)
Estimated 2006 MERC and MGUC results	0.02	0.06	0.06
Write-off of Kewaunee deferred 2004 outage costs	0.12	-	-
ESI power contract in Maine liquidated in 2005	(0.13)	0.10	0.10
Synfuel - primarily realized and unrealized oil option gains, tax credits, production costs, premium amortization, deferred gain recognition and royalties	(0.79)	(0.39)	(0.37)
Diluted EPS from continuing operations – adjusted	$ 3.04	$ 3.35	$ 2.96

Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on the 2006 diluted earnings per share from continuing operations and actual 2005 diluted earnings per share from continuing operations as outlined above.

* Diluted EPS from continuing operations – adjusted is a non-GAAP measure that management believes is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.



Focus on long-term shareholder return

Shareholder return (%)

Legend: ■ WPS ■ Industry average

Period	WPS	Industry average
1 Year	15.3%	13.8%
3 Year	17.9%	23.0%
5 Year	14.1%	5.6%
10 Year	11.3%	8.2%

* Return based on stock price change and assumed reinvestment of dividends

Source: *The Wall Street Journal* - Monday, February 27, 2006

23



Attractive investment opportunity

✓ Expanding energy company serving the Midwest for over 120 years

✓ Dependable and growing base of regulated operations

- Low risk utility operations producing significant portion of earnings

- Constructive regulatory environment

- Significant capital investment opportunities

✓ Complimentary nonregulated energy-related businesses

✓ Commitment to maintaining a strong financial profile

✓ Track record of increasing dividend payments

✓ Talented and experienced management team

www.wpsr.com

- A copy of this presentation and the following financial reports are available on our web site:

  ➤ 2005 Form 10-K filed on February 28, 2006

  ➤ 2005 Annual Report released on April 7, 2006

  ➤ 2006 Form 8-K earnings release filed on May 4, 2006

  ➤ 2006 first quarter Form 10-Q filed on May 4, 2006

  ➤ 2006 Form 8-K documents filed on July 10, 12, and 14, 2006

  ➤ 2006 Form 8-K earnings release filed on August 3, 2006

  ➤ 2006 second quarter Form 10-Q filed on August 3, 2006

  ➤ 2006 Form 8-K filed on August 9, 2006

WPS

Disclaimer

- <u>Additional Information</u>. This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4000.

- <u>Participants in the Proposed Transaction.</u> WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

- <u>Non-Solicitation</u>. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Questions?